Suite 900 1331 NW Lovejoy Street Portland, OR 97209-3280 503-226-1191 Fax 503-226-0079 www.aterwynne.com

Gregory E. Struxness Direct Dial: 503-226-8449 E-Mail: ges@aterwynne.com

August 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attention:             Jay Ingram, Legal Branch Chief

Chris Ronne, Staff Attorney

Re:          Northwest Pipe Company

Registration Statement on Form S-3
Filed March 17, 2017
File No. 333-216802

Dear Mr. Ingram:

On behalf of Northwest Pipe Company (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 23, 2017, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed March 17, 2017. For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement via EDGAR.

General

1.

We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2016 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company’s definitive Proxy Statement for the Company’s 2017 Annual Meeting of Shareholders, portions of which are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, was filed with the Commission on April 27, 2017.

Growth-Minded Law

United States Securities and Exchange Commission

August 18, 2017

2.

We note that you indicate that your Statement of Eligibility of Trustee under the Indenture will be filed by amendment or incorporated by reference to a report filed under the Exchange Act. Please note that each Form T-1 must be separately filed under the electronic form type “305B2”. You may not incorporate by reference a Form T-1 from another filed document. Refer to Interpretation 206.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the Exhibits section of the Registration Statement to clarify that the Company will file each Form T-1 separately under the electronic form type “305B2”.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (503) 226-8449 or by email at ges@aterwynne.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory E. Struxness

Gregory E. Struxness

cc:	Scott Montross, Northwest Pipe Company